PETER J. SHEA peter.shea@kattenlaw.com 212.940.6447 direct 704.344.3195 fax

February 4, 2009

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Pre-Effective Amendment No. 1 to Registration on Form N-1A
IndexIQ ETF
Trust Registration Nos.: 333-152915 and 811-22227

Dear Ladies and Gentlemen:

     On behalf of our client, IndexIQ ETF Trust (the “Trust”), we are filing with this correspondence Pre-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the Trust and the shares of the IQ Hedge Multi-Strategy Composite ETF, the IQ Hedge Macro ETF, the IQ Hedge Long/Short ETF, the IQ Hedge Event-Driven ETF and the IQ Hedge Market Neutral ETF, which are each series of the Trust (each, a “Fund” and, collectively, the “Funds”), under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”). Blacklined copies of the Amendment that have been marked to show changes to the initial filing are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment. Please be advised that, on September 4, 2008, the Trust changed its name from “IQShares Trust” to “IndexIQ ETF Trust.”

     With respect to the Staff’s comment letter dated September 5, 2008 by Mr. John M. Ganley, we offer the following responses (the headings below corresponding to the headings in such comment letter with the numbered responses corresponding to the comment numbers of the comment letter; page numbers referenced in responses to comments are the page numbers of the Amendment):

Securities and Exchange Commission
February 4, 2009

Prospectus

Principal Investment Strategies Common to all Funds (Page 1)

1. Disclosure throughout the Prospectus has been clarified to indicate that the 80% limitation applies to each Fund’s net assets plus borrowing for investment purposes.

IQ Hedge Multi-Strategy Composite ETF – Index Description (Page 5)

2. A description of the hedge fund investment styles utilized by this Fund has been added.

3. For this Fund and all other Funds, more complete descriptions of the applicable Underlying Index Components have been added.

IQ Hedge Multi-Strategy Composite ETF – Principal Risks of Investing in the Fund (Page 5)

4. Fund-specific risk disclosure has been provided for this Fund and all other Funds.

IQ Hedge Global Macro ETF – Principal Investment Strategy (Page 6)

5. Since this Fund will not have any policies about, and this Underlying Index does not have rules regarding, global diversification, the word “Global” has been removed from the name of IQ Hedge Macro ETF.

IQ Hedge Long/short Equity ETF – Index Description (Page 7)

6. The suggested description regarding the long/short hedge fund investing style has been added.

7. The word “Equity” has been removed from the name of IQ Long/Short ETF.

IQ Hedge Market Neutral ETF – Index Description (Page 9)

8. The reference to the “overall market” has been clarified to indicate the S&P 500.

Additional Investment Strategies – Borrowing Money (Page 17)

9. The sub-section “Borrowing Money” has been deleted from the Prospectus because borrowing is not a strategy of the Funds. Investment Restriction B remains unchanged and accurately depicts the Trust’s borrowing policy.

Securities and Exchange Commission
February 4, 2009

Statement of Additional Information

Investment Restrictions

10. The suggested revision to Investment Restriction F has been made.

General Comments

11. Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

12. The filing is now substantially complete.

13. The Funds will not omit information from the Prospectus and SAI that will be a part of the Registration Statement when it is declared effective in reliance on Rule 430A under the Securities Act.

14. The Trust has, jointly with IndexIQ Advisors LLC, Alps Distributors, Inc. and each series of the Trust, filed with the Securities and Exchange Commission an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”), exempting the Funds from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act exempting the Funds from Sections 17(a)(1) and (a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act exempting the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

15. The Amendment is being filed as a pre-effective amendment pursuant to Rule 472 under the Securities Act. The foregoing letter identifies where no changes were made in response to comments and provides a basis for the Funds’ position.

16. All Fund, Investment Advisor and other Fund service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

17. In the event that the Funds request acceleration of the effective date of the Registration Statement, it will furnish a letter containing the requested acknowledgements.

     Please do not hesitate to contact me at (212) 940-6447 or, in my absence, Kathleen Moriarty at (212) 940-6447 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Securities and Exchange Commission
February 4, 2009

Very truly yours, /s/ Peter J. Shea Peter J. Shea

cc (w/enclosures):	Mr. John M. Ganley, Senior Counsel Mr. Adam S. Patti Mr. Gregory D. Bassuk Mr. David Foley Ms. Kathleen Moriarty